Exhibit 99.4

LEIFRAS Co., Ltd. Reports Financial Results for the Nine Months Ended September 30, 2025

Tokyo, Japan, December 18, 2025 – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced its unaudited financial results for the nine months ended September 30, 2025.

Financial Highlights for the Nine Months Ended September 30, 2025

●	Revenue was JPY8.6 billion ($57.8 million) for the nine months ended September 30, 2025, an increase of 15.3% from JPY7.4 billion for the same period last year.

●	Gross profit was JPY2.4 billion ($16.3 million) for the nine months ended September 30, 2025, an increase of 18.1% from JPY2.0 billion for the same period last year.

●	Gross margin was 28.2% for the nine months ended September 30, 2025, which increased from 27.5% for the same period last year.

●	Net income was JPY226.7 million ($1.5 million) for the nine months ended September 30, 2025, an increase of 0.7% from JPY225.1 million for the same period last year.

●	Basic and diluted earnings per share was JPY9.1 ($0.06) for the nine months ended September 30, 2025, compared to basic earnings per share of JPY9.0 and diluted earnings per share of JPY8.3 for the same period last year.

Operational Highlights for the Nine Months Ended September 30, 2025

●	Number of members in the sports school business was 71,529 for the nine months ended September 30, 2025, an increase of 2.3% from 69,924 for the same period last year.

●	Average membership duration in the sports school business was 1.84 years for the nine months ended September 30, 2025, an increase of 1.1% from 1.82 years for the same period last year.

●	Revenue per capita in the sport school business, which we define as the sales revenue of the sports school business divided by the number of employees involved in that business, was JPY9.6 million ($0.06 million) for the nine months ended September 30, 2025, an increase of 6.2% from JPY9.0 million for the same period last year.

●	Number of schools served under the social business segment was 360 for the nine months ended September 30, 2025, an increase of 53.2% from 235 for the same period last year.

●	Revenue per capita in the social business, which we define as the sales revenue of the social business divided by the number of employees involved in that business, was JPY7.6 million ($0.05 million) for the nine months ended September 30, 2025, an increase of 18.6% from JPY6.4 million for the same period last year.

Mr. Kiyotaka Ito, the Representative Director and Chief Executive Officer of Leifras, commented, “We delivered solid financial results in the first nine months of fiscal year 2025, with meaningful growth across our key financial and operational metrics. Revenue increased 15.3% and net income grew 0.7% from the same period last year. By segment, sports school business achieved revenue growth of 8.9% and social business revenue increased by 36.4% year over year. Our performance shows continued strength of our sports school business and expanding demand for our social business. Notably, revenue per capita in our social business rose by 18.6% year over year, highlighting the increasing value and impact of our community-based services. Looking ahead, we see meaningful opportunities in Japan’s shifting policy landscape. The government’s ongoing Club Activity Reform, which focuses on shifting school-based club activity management to regional and private organizations, is expected to create an important long-term growth pathway for Leifras. We recently secured a new contract with the City of Nagoya, Aichi Prefecture, to manage facilities at municipal junior high schools in Nagoya, marking an important step in our expansion strategy. We intend to actively pursue additional opportunities as municipalities seek specialized partners to deliver high-quality sports and community programs. In the future, we remain committed to cultivating the non-cognitive skills of children, strengthening community well-being, enhancing our service offerings, and delivering sustainable value to our shareholders and society.”

Financial Results for the Nine Months Ended September 30, 2025

Revenue

Total revenue was JPY8.6 billion ($57.8 million) for the nine months ended September 30, 2025, an increase of 15.3% from JPY7.4 billion for the same period last year.

Sports school business revenue was JPY6.2 billion ($41.9 million) for the nine months ended September 30, 2025, an increase of 8.9% from JPY5.7 billion for the same period last year. The increase in revenue was mostly driven by: (i) an increase in the number of members by 1,605, from 69,924 as of September 30, 2024 to 71,529 as of September 30, 2025, resulting in an increase in revenue of JPY315.7 million ($2.1 million) and (ii) an increase in the number of customers who joined events hosted by the Company from 136,695 for the nine months ended September 30, 2024 to 142,843 for the nine months ended September 30, 2025, leading to an increase in the sports school business revenue by JPY112.6 million ($0.8 million).

Social business revenue was JPY2.4 billion ($15.9 million) for the nine months ended September 30, 2025, an increase of 36.4% from JPY1.7 billion for the same period last year. The increase in revenue was mostly driven by: (i) an increase in the number of schools by 125, from 235 as of September 30, 2024 to 360 as of September 30, 2025, resulting in an increase in revenue of JPY505.1 million ($3.4 million), and (ii) an increase in after-school daycare service revenue by JPY86.1 million ($0.6 million).

Cost of Revenue

Cost of revenue was JPY6.1 billion ($41.5 million) for the nine months ended September 30, 2025, an increase of 14.2% from JPY5.4 billion for the same period last year.

Gross Profit

Gross profit was JPY2.4 billion ($16.3 million) for the nine months ended September 30, 2025, an increase of 18.1% from JPY2.0 billion for the same period last year.

Gross margin was 28.2% for the nine months ended September 30, 2025, which increased from 27.5% for the same period last year.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were JPY2.1 billion ($13.9 million) for the nine months ended September 30, 2025, an increase of 14.0% from JPY1.8 billion for the same period last year. The increase was attributed to (i) the increase in salaries and welfare expenses of JPY137.5 million ($0.9 million) due to business expansion as well as an increase in headquarters personnel in preparation for the Company’s initial public offering (“IPO”), (ii) the increase in promotion fees of JPY8.2 million ($0.06 million) due to business expansion, (iii) the increase in office rental fees of JPY14.1 million ($0.1 million) due to business expansion, (iv) the increase in system maintenance fee expenses of JPY17.3 million ($0.1 million) incurred due to the increase in the number of employees, and (v) the increase in recruitment fees of JPY53.8 million ($0.4 million) due to business expansion as well as an increase in headquarters personnel in preparation for the Company’s IPO.

Other Income (Expenses), Net

Other expenses, net were JPY1.9 million ($0.01 million) for the nine months ended September 30, 2025, compared to other income, net of JPY28.7 million for the same period last year. The decrease was attributed to: (i) net franchise income collected (returned) of JPY27.4 million ($0.02 million), which was the payments refunded to the franchisees in connection with the transfer of certain business rights, (ii) an eviction compensation of JPY5.5 million ($0.04 million) received in connection with the vacating of a leased building. Interest expenses, net were JPY9.7 million ($0.07 million) for the nine months ended September 30, 2025, a decrease of 21.8% from JPY12.4 million for the same period last year.

Net Income

Net income was JPY226.7 million ($1.5 million) for the nine months ended September 30, 2025, an increase of 0.7% from JPY225.1 million for the same period last year.

Basic and Diluted Earnings per Share

Basic earnings per share was JPY9.10 ($0.06) for the nine months ended September 30, 2025, compared to JPY9.04 for the same period last year.

Diluted earnings per share was JPY9.10 ($0.06) for the nine months ended September 30, 2025, compared to JPY8.32 for the same period last year.

Financial Condition

As of September 30, 2025, the Company had cash of JPY2.4 billion ($16.5 million), compared to JPY2.5 billion as of December 31, 2024.

Net cash provided by operating activities was JPY326.7 million ($2.2 million) for the nine months ended September 30, 2025, compared to net cash used in operating activities of JPY105.4 million for the same period last year.

Net cash used in investing activities was JPY48.5 million ($0.3 million) for the nine months ended September 30, 2025, compared to JPY45.7 million for the same period last year.

Net cash used in financing activities was JPY380.1 million ($2.6 million) for the nine months ended September 30, 2025, compared to JPY224.1 million for the same period last year.

Financial Guidance

The Company is projecting total revenue to be between JPY11.6 billion and JPY11.9 billion ($78.1 million and $80.5 million) for the fiscal year ending December 31, 2025, an increase of approximately 11.9% to 15.3% from JPY10.3 billion ($69.8 million) for the fiscal year ended December 31, 2024.

Income from operations is projected to be between JPY580.0 million and JPY696.5 million ($3.9 million and $4.7 million) for the fiscal year ending December 31, 2025, an increase of 11.6% to 34.0% from JPY519.8 million ($3.5 million) for the fiscal year ended December 31, 2024.

These projections are based on the assumption that no business acquisitions, restructuring activities, or legal settlements will take place during the period.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD,” or “$”) for the convenience of the reader. Translations of amounts from JPY into USD have been made at the exchange rate of JPY147.97 = $1.00, the exchange rate on September 30, 2025 set forth in the H.10 statistical release of the United States Federal Reserve Board.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2024, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics. For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2024	2025	2025
	JPY	JPY	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	2,538,554,638	2,436,675,605	16,467,362
Accounts receivable, net	518,398,551	555,775,583	3,756,002
Short-term investments	4,935,000	5,075,000	34,297
Inventories, net	24,468,188	20,757,063	140,279
Prepaid expenses	182,278,232	201,888,793	1,364,390
Other current assets	34,381,843	57,886,907	391,207
TOTAL CURRENT ASSETS	3,303,016,452	3,278,058,951	22,153,537

NON-CURRENT ASSETS
Property and equipment, net	53,805,279	99,293,143	671,035
Finance lease right-of-use assets	208,611,550	228,794,098	1,546,219
Operating lease right-of-use assets	337,330,750	513,349,897	3,469,284
Intangible assets, net	39,250,078	27,980,475	189,096
Goodwill	27,999,994	27,999,994	189,228
Deferred tax assets, net	214,671,578	189,283,332	1,279,201
Deferred initial public offering (“IPO”) costs	157,482,065	254,764,117	1,721,728
Long-term deposits	150,407,276	150,210,192	1,015,140
Other non-current assets	3,090,205	9,784,796	66,127
TOTAL NON-CURRENT ASSETS	1,192,648,775	1,501,460,044	10,147,058
TOTAL ASSETS	4,495,665,227	4,779,518,995	32,300,595

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	700,000,000	700,000,000	4,730,689
Current portion of long-term loans	230,785,000	169,252,000	1,143,826
Bond payable, current	40,000,000	40,000,000	270,325
Accounts payable	168,281,568	114,243,578	772,073
Accrued liabilities	1,109,740,581	1,184,636,104	8,005,921
Income tax payable	75,374,800	3,301,800	22,314
Contract liabilities, current	147,628,310	267,364,483	1,806,883
Amount due to a director	1,000,000	-	-
Finance lease liabilities, current	71,681,545	83,549,523	564,638
Operating lease liabilities, current	110,889,134	132,923,377	898,313
Other current liabilities	195,952,191	156,907,705	1,060,403
TOTAL CURRENT LIABILITIES	2,851,333,129	2,852,178,570	19,275,385

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	175,452,000	38,568,000	260,648
Bond payable, non-current	56,807,020	37,833,335	255,682
Contract liabilities, non-current	10,615,635	14,507,411	98,043
Finance lease liabilities, non-current	140,333,247	143,881,183	972,367
Operating lease liabilities, non-current	207,353,977	364,551,378	2,463,684
Assets retirement obligations	12,914,758	30,671,626	207,283
TOTAL NON-CURRENT LIABILITIES	603,476,637	630,012,933	4,257,707
TOTAL LIABILITIES	3,454,809,766	3,482,191,503	23,533,092

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares	80,500,000	80,500,000	544,029
Additional paid-in capital	748,840,080	778,624,844	5,262,045
Treasury shares	(100,012,265)	(100,012,265)	(675,896)
Retained earnings	311,527,646	538,214,913	3,637,325
TOTAL SHAREHOLDERS’ EQUITY	1,040,855,461	1,297,327,492	8,767,503
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,495,665,227	4,779,518,995	32,300,595

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the nine months ended September 30,
	2024	2025	2025
	JPY	JPY	US$
NET REVENUE	7,419,460,643	8,556,096,390	57,823,183
Cost of revenue	(5,378,876,612)	(6,145,159,916)	(41,529,769)
GROSS PROFIT	2,040,584,031	2,410,936,474	16,293,414
Selling, general, and administrative expenses	(1,802,047,253)	(2,055,180,818)	(13,889,172)
INCOME FROM OPERATIONS	238,536,778	355,755,656	2,404,242

OTHER INCOME (EXPENSE)
Interest income	325,182	3,801,610	25,691
Interest expense	(12,751,685)	(13,514,164)	(91,330)
Grant income	14,205,788	14,902,919	100,716
Unrealized (loss) gain on short-term investment	(168,000)	140,000	946
Loss on disposal of long-lived assets	-	(168,973)	(1,142)
Loss on disposal of a subsidiary	(753,900)	-	-
Other income (expense), net	15,438,598	(16,773,644)	(113,358)
Total other income (expense), net	16,295,983	(11,612,252)	(78,477)
INCOME BEFORE INCOME TAX PROVISION	254,832,761	344,143,404	2,325,765

PROVISION FOR INCOME TAXES
Current	(69,425,173)	(92,067,891)	(622,206)
Deferred	39,664,246	(25,388,246)	(171,577)
Total provision for income taxes	(29,760,927)	(117,456,137)	(793,783)
NET INCOME	225,071,834	226,687,267	1,531,982

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,660	24,910,619	24,910,619
Diluted	27,066,715	24,913,619	24,913,619
EARNINGS PER SHARE
Basic	9.04	9.10	0.06
Diluted	8.32	9.10	0.06

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2024	2025	2025
	JPY	JPY	US$
Cash flows from operating activities
Net income	225,071,834	226,687,267	1,531,982
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	90,057,762	96,233,315	650,357
Loss on disposal of a subsidiary	753,900	-	-
Provision for expected credit loss	2,771,782	9,208,096	62,229
Loss on disposal of property and equipment	-	168,973	1,142
Accounts receivable written off as uncollectible	-	28,558	193
Provision for inventory impairment	3,403,261	424,180	2,867
Unrealized loss (gain) on short-term investment	168,000	(140,000)	(946)
Other non-cash expenses (income)	1,100,148	29,173,060	197,155
Deferred tax expense (benefit)	(39,664,246)	25,388,246	171,577
Changes in operating assets and liabilities
Accounts receivable, net	(1,051,687)	(46,613,686)	(315,021)
Inventories	(13,808,125)	3,286,945	22,214
Prepaid expenses	(105,900,505)	(19,854,842)	(134,182)
Long-term deposits	(6,998,055)	197,084	1,332
Amount due from a director	33,577,065	-	-
Other current assets	(25,969,080)	(23,505,064)	(158,850)
Other non-current assets	(10,722,988)	(6,694,591)	(45,243)
Accounts payable	(61,359,477)	(54,037,990)	(365,196)
Accrued liabilities	(204,167,728)	74,895,523	506,153
Contract liabilities	121,711,898	123,627,949	835,493
Operating lease liabilities	(400,151)	3,212,497	21,710
Income tax payable	(149,952,500)	(72,073,000)	(487,078)
Amount due to a director	-	(1,000,000)	(6,758)
Other current liabilities	36,020,082	(41,875,805)	(283,002)
Net cash (used in) provided by operating activities	(105,358,810)	326,736,715	2,208,128

Cash flows from investing activities
Cash outflow due to reduction in consolidated entities	(17,257,489)	-	-
Purchase of property and equipment	(11,926,248)	(42,598,215)	(287,884)
Purchase of intangible assets	(16,521,500)	(5,880,000)	(39,738)
Net cash used in investing activities	(45,705,237)	(48,478,215)	(327,622)

Cash flows from financing activities
Payment of finance lease liabilities	(43,259,590)	(64,438,481)	(435,483)
Proceeds from bank loans	250,000,000	-	-
Repayment of bank loans	(280,815,000)	(198,417,000)	(1,340,927)
Repayment of bond payable	(20,000,000)	(20,000,000)	(135,163)
Payment of deferred IPO costs	(129,983,403)	(97,282,052)	(657,445)
Net cash used in financing activities	(224,057,993)	(380,137,533)	(2,569,018)

Net decrease in cash	(375,122,040)	(101,879,033)	(688,512)
Cash at the beginning of period	2,729,282,346	2,538,554,638	17,155,874
Cash at the end of the period end	2,354,160,306	2,436,675,605	16,467,362

Supplementary cash flow information
Cash paid for income taxes	202,070,573	115,154,307	778,227
Cash paid for interest expenses	11,651,537	12,325,868	83,300